UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

AerCap Holdings N.V.
(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value
(Title of Class of Securities)

N00985106
(CUSIP Number)

Brandon Smith
Chief Corporate, Securities & Finance Counsel
General Electric Company
5 Necco Street
Boston, Massachusetts 02210
617-443-3000

With a Copy to:

Scott A. Barshay
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison, LLP
1285 Avenue of the Americas
New York, NY 10019-6064
212-373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N00985106	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

111,500,000

		8	SHARED VOTING POWER

0

		9	SOLE DISPOSITIVE POWER

111,500,000

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. N00985106	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON GE Capital Global Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

111,500,000

		8	SHARED VOTING POWER

0

		9	SOLE DISPOSITIVE POWER

111,500,000

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. N00985106	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON GE Capital US Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

111,500,000

		8	SHARED VOTING POWER

0

		9	SOLE DISPOSITIVE POWER

111,500,000

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the beneficial ownership of stock, nominal value EUR 0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”), which has its principal executive offices at AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland.

ITEM 2. IDENTITY AND BACKGROUND.

(a) – (c), (f)

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.

General Electric Company (“GE”), a corporation incorporated under the laws of the State of New York. The principal business of GE is providing global high-tech industrial and financial services. The principal business address and principal office address of GE is 5 Necco Street, Boston, Massachusetts 02210.

2.

GE Capital Global Holdings, LLC (“GE Capital Global Holdings”), a limited liability company formed under the laws of the State of Delaware. The principal business of GE Capital Global Holdings is providing financial services. The principal business address and principal office address of GE Capital Global Holdings is 901 Main Avenue, Norwalk, Connecticut 06851.

3.

GE Capital US Holdings, Inc. (“GE Capital US Holdings”), a corporation incorporated under the laws of the State of Delaware. The principal business of GE is providing financial services. The principal business address and principal office address of GE Capital US Holdings is 901 Main Avenue, Norwalk, Connecticut 06851.

The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedules I through III hereto and such Schedules are incorporated herein by reference.

(d) and (e)

During the last five years, no Reporting Person has been, nor, to the knowledge of any Reporting Person, has any person set forth on Schedules I through III been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Parties received 111,500,000 Ordinary Shares as partial consideration for the Sale (as defined below).

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Ordinary Shares pursuant to the terms of the Transaction Agreement, dated as of March 9, 2021, as amended by Amendment No. 1, dated as of November 1, 2021 (as may be further amended or supplemented from time to time, the “Transaction Agreement”), by and among GE, GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, the Issuer, AerCap US Aviation LLC, AerCap Aviation Leasing Limited and AerCap Ireland Capital DAC, pursuant to which GE sold its aviation leasing business, GE Capital Aviation Services, to the Issuer (the “Sale”). The purpose of the Sale was to further GE’s transformation to a more focused, simpler and stronger high-tech industrial company. The Sale closed on November 1, 2021 (the “Closing Date”). GE received 111,500,000 Ordinary Shares, approximately $23 billion of cash and $1 billion of senior notes of the Issuer (the “AerCap Notes”) as consideration for the Sale. The Ordinary Shares and AerCap Notes were issued to GE Capital US Holdings.

The Reporting Persons, as investors in the Issuer, intend to review continuously their investment in the Issuer, the Issuer’s business affairs and general industry and economic conditions, and the Reporting Persons’ other business opportunities and liquidity considerations. The Reporting Persons expect over time to dispose of all or a portion of the securities of the Issuer owned by them through open market sales, private agreements or otherwise. Additionally, the Reporting Persons may at any time and from time to time determine (subject to applicable law and the terms of (i) the Registration Rights Agreement, dated as of the Closing Date, between GE and the Issuer (as it may be amended from time to time, the “Registration Rights Agreement”), (ii) the Shareholders’ Agreement, dated as of the Closing Date, between the GE, GE Capital US Holdings and the Issuer (as it may be amended from time to time, the “Shareholders’ Agreement”) and (iii) the Noteholder Agreement, dated as of the Closing Date, by and between the Issuer, AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation and GE Capital US Holdings (the “Noteholder Agreement”)) to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including changes in the board of directors or management of the Issuer, including the filling of existing vacancies on the board of directors (as described in Item 6 below, GE currently has the right under the Shareholders’ Agreement to nominate up to two directors to the Issuer’s board of directors; GE has nominated one director and may, in accordance with its rights under the Shareholders’ Agreement, nominate a second director from time to time).

Any action or actions the Reporting Persons might undertake in respect of the Issuer’s securities will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the terms of the Shareholders’ Agreement, the price level and liquidity of the Ordinary Shares; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons (as applicable) pursuant to the terms of the Registration Rights Agreement, the Shareholders’ Agreement, the Noteholder Agreement and the other matters described therein, is hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of the Ordinary Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Such Ordinary Shares represent approximately 45.5% of the outstanding Ordinary Shares. Such percentage is calculated based on a total of 244,878,888 Ordinary Shares outstanding (which is comprised of 133,378,888 Ordinary Shares outstanding as of June 30, 2021 and 111,500,000 Ordinary Shares issued to GE Capital US Holdings in connection with the Transaction).

To the best knowledge of the Reporting Persons, none of the individuals listed on Schedules I through III hereto own any Ordinary Shares.

(b) Except as described below, the number of Ordinary Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Other than as disclosed in this Schedule 13D and as set forth below, no transactions involving Ordinary Shares were effected during the past sixty days:

●	A family trust of L. Kevin Cox, Senior Vice President, Chief Human Resources Officer, General Electric Company, sold 274 Ordinary Shares at $64.03 each for a total of $17,544.22 on November 2, 2021. Mr. Cox currently holds 0 Ordinary Shares.

●	A family trust of Thomas S. Timko, Vice President, Controller & Chief Accounting Officer, General Electric Company sold 14 Ordinary Shares at $61.01 each for a total of $854.14 on October 17, 2021. Mr. Timko currently holds 0 Ordinary Shares.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Shareholders’ Agreement

The Shareholders’ Agreement addresses, among other things, governance, voting rights and restrictions, transfer restrictions, preemptive rights and certain covenants with respect to the Ordinary Shares.

The Shareholders’ Agreement provides that: (i) GE will have the right to nominate (but not elect) two directors of the Issuer so long as GE owns 10% or more of the Ordinary Shares, and (ii) so long as GE holds at least one Ordinary Share, but less than 10% of the Ordinary Shares, GE will be entitled to nominate (but not elect) one director of the Issuer. The Shareholders’ Agreement provides that one director nominated by GE that is elected to the AerCap board will be appointed to the Nomination and Compensation Committee and the other director nominated by GE that is elected to the AerCap board (or, if there is only one such director, then such individual director) will be permitted to attend any meeting of each other committee of the AerCap board in an observer capacity.

The Shareholders’ Agreement provides that, for so long as GE holds 25% or more of the Ordinary Shares, GE will only be entitled to exercise votes for a number of Ordinary Shares equal to the product of (i) the quotient of (A) 24.9 divided by (B) 75.1 times (ii) the difference of (A) the total number of Ordinary Shares outstanding at such time minus (B) the total number of Ordinary Shares beneficially owned by GE and its permitted transferees (collectively) at such time, subject to the following two exceptions:

(i) With respect to the shareholder voting matters listed below, GE will be entitled to exercise votes for all of its Ordinary Shares:

(A) Approval of any acquisition or purchase of equity in the Issuer that would result in any person owning more than 50% of equity of the Issuer; or any sale or other transfer of all or substantially all of the assets of the Issuer; (B) Approval of any transaction that changes the identity or character of the Issuer, including an acquisition or sale of securities or assets where the value exceeds 1/3 of the Issuer’s consolidated assets; (C) Approval of any amendment to the Articles of Association or by-laws of the Issuer that would have a materially adverse and disproportionate effect on GE; (D) Approval of any proposal at any general meeting to limit or exclude GE’s preemptive rights under the Shareholders’ Agreement and (E) Appointment or dismissal of any director nominated by GE.

(ii) With respect to the Issuer voting matters listed below, for so long as GE holds 10% or more of the Ordinary Shares, GE will be required to abstain from voting any of the shares it owns in the Issuer:

(A) Appointment, suspension or dismissal of any director whose appointment, suspension or dismissal (as applicable) was not approved by the board of the Issuer; and (B) Approval of any control transaction (e.g., merger, tender offer) not approved by the board of the Issuer.

The Shareholders’ Agreement contains transfer restrictions which provide that GE may transfer (i) up to 1/3 of the Ordinary Shares after nine months following the closing, (ii) up to 2/3 of the Ordinary Shares after 12 months following the closing, and (iii) any or all of the Ordinary Shares after 15 months following the closing. Furthermore, GE may only transfer the Ordinary Shares in accordance with all applicable laws and (i) pursuant to one of four enumerated “permitted transfers”, (ii) in a broadly distributed underwritten offering made pursuant to the Registration Rights Agreement or (iii) in one or more related transactions equal to less than 9.9 percent of the total voting power of any person or to any group of persons who, to the knowledge of GE, form a group.

The Shareholders’ Agreement provides that GE has the right to purchase its pro rata share of any new shares that the Issuer proposes to sell or issue, in excess of shares that (i) have, or will have upon issuance or sale, voting power equal to or in excess of 20% of the voting power outstanding, or (ii) are, or will be upon issuance or sale, equal to or in excess of 20% of the equity securities of the Issuer.

The Shareholders’ Agreement provides that: (i) the Issuer shall not take any action that would cause GE to hold 50% or more of (A) the total combined voting power or (B) the total value of the shares of the Issuer; and (ii) the Issuer is required to offer to buy back GE’s Ordinary Shares pro rata with any other shareholders whose shares are bought back.

Registration Rights Agreement

The Registration Rights Agreement allows GE to demand registration for the resale of the Ordinary Shares in certain circumstances.

Noteholder Agreement

The Noteholder Agreement (i) contains transfer restrictions which provide that, subject to certain exceptions, GE Capital US Holdings may not transfer the AerCap Notes prior to January 30, 2022 and (ii) allows GE Capital US Holdings to demand registration for the resale of the AerCap Notes in certain circumstances.

Financial Reporting Agreement

GE is a party to the Financial Reporting Agreement, dated as of November 1, 2021, by and between GE and the Issuer, pursuant to which the Issuer has agreed to provide GE with certain information and access rights needed by GE for its financial reporting.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement, by and among the Reporting Persons
99.2†	Transaction Agreement, dated as of March 9, 2021, by and among GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, GE, the Issuer, AerCap US Aviation LLC and AerCap Aviation Leasing Limited (incorporated by reference to Exhibit 2.1 of GE’s Form 8-K filed on March 12, 2021)
99.3†	Amendment No. 1 to Transaction Agreement, dated as of November 1, 2021, by and among GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, GE, the Issuer, AerCap US Aviation LLC, AerCap Ireland Capital DAC and AerCap Aviation Leasing Limited
99.4	Shareholders’ Agreement, dated as of November 1, 2021, by and between the Issuer, GE Capital US Holdings and GE
99.5	Registration Rights Agreement, dated as of November 1, 2021, by and between the Issuer and GE
99.6	Noteholder Agreement, dated as of November 1, 2021, by and between the Issuer, AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap U.S. Global Aviation LLC, International Lease Finance Corporation and GE Capital US Holdings
99.7	Financial Reporting Agreement, dated as of November 1, 2021, by and between GE and the Issuer

† Certain schedules and exhibits have been omitted. The Reporting Persons hereby undertake to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2021

GENERAL ELECTRIC COMPANY

By:	/s/ Michael J. Holston
Name: Michael J. Holston
Title: Senior Vice President,
General Counsel and Secretary

GE CAPITAL GLOBAL HOLDINGS, LLC

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: Chief Financial Officer and Senior
Vice President

GE CAPITAL US HOLDINGS, INC.

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: Chief Financial Officer and Senior
Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of General Electric Company is 5 Necco Street, Boston, Massachusetts 02210.

Present Principal Occupation or
Name	Employment	Citizenship
Sébastien M. Bazin (Director)	Chairman and Chief Executive Officer, AccorHotels Paris, France	France
H. Lawrence Culp, Jr. (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company	United States
Francisco D’Souza (Director)	Former Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States
Ashton Carter (Director)	Director, Belfer Center for Science and International Affairs, Harvard Kennedy School Boston, Massachusetts	United States
Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management, L.P. New York, New York	United States
Thomas W. Horton (Director)	Partner, Global Infrastructure Partners New York, New York	United States
Risa Lavizzo-Mourey (Director)	Professor, University of Pennsylvania Philadelphia, Pennsylvania	United States
Catherine Lesjak (Director)	Former Chief Financial Officer, HP San Mateo, California	Canada
Paula Rosput Reynolds (Director)	President and Chief Executive Officer, PreferWest LLC Seattle, Washington	United States
Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board Norwalk, Connecticut	United States
James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States
Carolina Dybeck Happe	Senior Vice President, Chief Financial Officer, General Electric Company	Sweden
Michael J. Holston	Senior Vice President, General Counsel & Secretary, General Electric Company	United States
L. Kevin Cox	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States
Kieran P. Murphy	Senior Vice President, General Electric Company; President and Chief Executive Officer, GE Healthcare	Ireland
Jérôme X. Pécresse	Senior Vice President, General Electric Company; President & Chief Executive Officer, GE Renewable Energy	France
John Slattery	Senior Vice President, General Electric Company; President & Chief Executive Officer, GE Aviation	Ireland
Russell Stokes	Senior Vice President, General Electric Company; President & Chief Executive Officer, GE Aviation Services	United States
Scott L. Strazik	Senior Vice President, General Electric Company; Chief Executive Officer, GE Gas Power	United States
Thomas S. Timko	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
GE CAPITAL GLOBAL HOLDINGS, LLC

The following table sets forth certain information with respect to the directors and executive officers of GE Capital Global Holdings, LLC. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of GE Capital Global Holdings, LLC is 901 Main Avenue, Norwalk, Connecticut 06851.

Present Principal Occupation or
Name	Employment	Citizenship
Jennifer B. VanBelle (Director)	Chairperson of the Board of Managers, Chief Executive Officer, President and Treasurer of GE Capital Global Holdings, LLC; Senior Vice President, GE Treasury & Capital Markets, General Electric Company	United States
Robert M. Giglietti (Director)	Director, Chief Financial Officer and Senior Vice President, GE Capital Global Holdings, LLC; Vice President, Chief Financial Officer – GE Capital & GE Corporate, General Electric Company	United States
Timothy M. Carfi (Director)	Director and Senior Vice President, GE Capital Global Holdings, LLC; President & CEO of Working Capital Solutions – GE Capital, General Electric Company	United States
Paul Goudie (Director)	Director, Vice President and Chief Risk Officer, GE Capital Global Holdings, LLC; Chief Risk Officer – GE Capital, General Electric Company	United States
Todd Grimmer	Vice President and Controller, GE Capital Global Holdings, LLC; Executive – Controllership Management – GE Capital, General Electric Company	United States
Victoria Vron	Secretary, GE Capital Global Holdings, LLC; Senior Counsel/Region Leader, Americas – GE Corporate, General Electric Company	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
GE CAPITAL US HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Capital US Holdings, Inc. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of GE Capital US Holdings, Inc. is 901 Main Avenue, Norwalk, Connecticut 06851.

Present Principal Occupation or
Name	Employment	Citizenship
Robert M. Giglietti (Director)	Chairperson of the Board of Directors, Chief Financial Officer and Senior Vice President, GE Capital US Holdings, Inc.; Vice President, Chief Financial Officer – GE Capital & GE Corporate, General Electric Company	United States
Paul Goudie (Director)	Director, Vice President and Chief Risk Officer, GE Capital US Holdings, Inc.; Chief Risk Officer – GE Capital, General Electric Company	United States
Lindsay Diaspro (Director)	Director and Vice President, GE Capital US Holdings, Inc.; Deputy Treasurer – Liquidity, Capital Structure and Ratings – GE Capital, General Electric Company	United States
Jennifer B. VanBelle	President, Chief Executive Officer and Treasurer, GE Capital US Holdings, Inc.; Senior Vice President, GE Treasury & Capital Markets, General Electric Company Norwalk, Connecticut	United States
Todd Grimmer	Vice President and Controller, GE Capital US Holdings, Inc.; Executive – Controllership Management – GE Capital, General Electric Company	United States
Timothy M. Carfi	Senior Vice President, GE Capital US Holdings, Inc.; President & CEO of Working Capital Solutions – GE Capital, General Electric Company	United States
Mark Landis	Vice President and General Counsel, GE Capital US Holdings, Inc.; General Counsel, GE Capital & Treasury and Sr. Executive Counsel M&A – GE Capital, General Electric Company
	5 Necco Street, Boston, Massachusetts 02210	United States
Victoria Vron	Secretary, GE Capital U.S. Holdings, Inc. Senior Counsel/Region Leader, Americas – GE Corporate, General Electric Company	United States